

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Asaf Berenstin
Chief Financial Officer
Formula Systems (1985) Ltd.
Yahadut Canada 1 Street
Or Yehuda 6037501, Israel

> **Re: Formula Systems (1985) Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 000-29442**

Dear Asaf Berenstin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Technology

cc: Guy Bernstein